                                                Filed Pursuant to Rule 424(b)(3)

                                                      Registration No. 333-62875

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 18, 1998

                                  $500,000,000

                  [ASSOCIATES FIRST CAPITAL CORPORATION LOGO]
              PUTTABLE RESET SECURITIES PURS(SM) DUE APRIL 5, 2009
                            ------------------------

     The Puttable Reset Securities PURS(SM) due April 5, 2009 (the "Notes"), are being offered by Associates First Capital Corporation (the "Company"). During the period from October 5, 1998 to April 5, 1999 (the "Floating Rate Period"), interest on the Notes will be payable on the fifth day of each month (each an "Interest Payment Date"), commencing on November 5, 1998. If any Interest Payment Date would otherwise be a day that is not a Business Day (as defined herein), such Interest Payment Date will be postponed to the next day that is a Business Day, except as described herein. During the Floating Rate Period, the rate of interest on the Notes will be reset monthly and the rate of interest in effect for each Interest Period (as defined herein) will be the One-Month LIBOR Rate (as defined herein) plus .03%. The Notes will be subject to mandatory redemption (as described herein) from the holders on April 5, 1999, through either (i) the exercise of the Call Option (as defined herein) by the Callholder (as defined below) or (ii) in the event the Callholder does not exercise the Call Option or for any reason does not pay the Call Price (as defined herein), the automatic exercise of the Put Option (as defined below) by the Trustee on behalf of the holders of the Notes. If Goldman, Sachs & Co., as Callholder (the "Callholder"), elects to purchase the Notes, the Notes will be acquired by the Callholder from the holders on April 5, 1999 (the "Coupon Reset Date") at 100% of the principal amount thereof. See "Description of the Notes -- Call Option; Put Option." If the Callholder for any reason does not purchase the Notes on the Coupon Reset Date, the Company will be required to repurchase the entire principal amount of the Notes from the holders thereof on April 5, 1999 at 100% of the principal amount thereof (the "Put Option"). See "Description of the Notes -- Call Option; Put Option."

     Except in the limited circumstances described herein (including the Put Option), the Notes are not subject to redemption by the Company prior to maturity.

     If the Callholder purchases the Notes pursuant to the Call Option, the interest rate on the Notes will be reset by the Option Calculation Agent (as defined herein) effective after the Floating Rate Period pursuant to the Coupon Reset Process (as defined herein) and the Interest Payment Dates will change as described below under "Description of Notes -- Coupon Reset Process After the Floating Rate Period."

     The Notes will be represented by Global Securities registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of the Notes."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                  INITIAL PUBLIC        UNDERWRITING       PROCEEDS TO
                                                 OFFERING PRICE(1)      DISCOUNT(2)       COMPANY(1)(3)
                                                 -----------------      ------------      -------------
Per Note.......................................       100%                 0.25%            101.55%
Total..........................................    $500,000,000          $1,250,000       $507,750,000

---------------

(1) Plus accrued interest, if any, from October 5, 1998.

(2) In consideration of the Call Option it will receive with respect to the Notes, Goldman, Sachs & Co. will purchase the Notes from the Company at a price equal to 101.55% of their principal amount, rather than at a discount to the initial public offering price. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $256,000 payable by the Company.
                            ------------------------

     The Notes are being offered by the Underwriter, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The Notes are expected to be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about October 5, 1998, against payment therefor in immediately available funds.

                              GOLDMAN, SACHS & CO.
                            ------------------------

         The date of this Prospectus Supplement is September 28, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the six months ended June 30, 1998, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                     FOR THE SIX MONTHS
                                         FOR THE YEAR ENDED DECEMBER 31                 ENDED JUNE 30
                              ----------------------------------------------------   -------------------
                                1993       1994       1995       1996       1997       1997       1998
                              --------   --------   --------   --------   --------   --------   --------
                                                                                         (UNAUDITED)
                                                     (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges...........  $3,709.7   $4,445.2   $5,560.8   $6,481.0   $7,560.2   $3,634.1   $3,926.8
  Insurance premiums........     270.9      329.0      370.6      402.1      420.7      204.4      216.5
  Investment and other
    income..................     134.2      151.6      175.8      215.1      297.7      137.7      382.9
                              --------   --------   --------   --------   --------   --------   --------
                               4,114.8    4,925.8    6,107.2    7,098.2    8,278.6    3,976.2    4,526.2
Expenses --
  Interest expense..........   1,421.7    1,657.3    2,177.9    2,456.0    2,775.2    1,317.0    1,542.8
  Operating expenses........   1,216.8    1,456.1    1,754.7    2,002.9    2,339.6    1,102.8    1,291.4
  Provision for losses on
    finance receivables.....     536.1      647.1      834.0    1,086.5    1,378.1      717.1      707.8
  Insurance benefits paid or
    provided................     118.9      147.9      142.5      148.2      145.7       72.8       73.3
                              --------   --------   --------   --------   --------   --------   --------
                               3,293.5    3,908.4    4,909.1    5,693.6    6,638.6    3,209.7    3,615.3
                              --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision
  for Income Taxes..........     821.3    1,017.4    1,198.1    1,404.6    1,640.0      766.5      910.9
Provision for Income Taxes..     327.3      414.1      475.0      547.6      608.3      283.7      337.0
                              --------   --------   --------   --------   --------   --------   --------
Net Earnings................  $  494.0   $  603.3   $  723.1   $  857.0   $1,031.7   $  482.8   $  573.9
                              ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges(a)................      1.57       1.61       1.55       1.57       1.59       1.58       1.59
                              ========   ========   ========   ========   ========   ========   ========

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31     JUNE 30
                                                                 1997          1998
                                                              -----------   -----------
                                                                            (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   433.2     $   364.8
  Investments in Debt and Equity Securities.................     1,242.4       5,263.2
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................    37,408.7      36,562.8
     Commercial Finance.....................................    17,806.9      19,133.0
                                                               ---------     ---------
          Total Net Finance Receivables.....................    55,215.6      55,695.8
  Allowance for Losses on Finance Receivables...............    (1,949.9)     (1,848.7)
  Insurance Policy and Claims Reserves......................      (783.6)       (795.3)
  Other Assets..............................................     3,075.0       4,730.3
                                                               ---------     ---------
          Total Assets......................................   $57,232.7     $63,410.1
                                                               =========     =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $19,483.5     $23,236.0
     Bank loans.............................................     1,487.1         674.8
  Accounts Payable and Accruals.............................     1,765.5       2,124.8
  Long-Term Debt, unsecured
     Senior Notes...........................................    27,802.6      30,269.1
     Subordinated and Capital Notes.........................       425.4         425.4
                                                               ---------     ---------
          Total Long-Term Debt..............................    28,228.0      30,694.5
  Stockholders' Equity......................................     6,268.6       6,680.0
                                                               ---------     ---------
          Total Liabilities and Stockholders' Equity........   $57,232.7     $63,410.1
                                                               =========     =========

                             ---------------------

     On August 11, 1998, the Company announced that it had agreed to acquire the assets and assume the liabilities of Avco Financial Services, Inc. ("Avco"). The Company expects the acquisition to be completed in late 1998 or early 1999, subject to regulatory approvals and other customary conditions. Following the announcement, each of Fitch Investors Service, L.P. and Moody's Investors Service, Inc. placed the ratings of the Company's long-term debt under review for possible downgrade due to the possible effect of the acquisition on the Company, while each of Standard & Poor's Rating Services and Duff & Phelps Credit Rating Co. reaffirmed the ratings of the Company's long-term debt.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company. The Notes are to be issued as a separate series of debt securities under an indenture dated as of September 1, 1998 (the "Indenture") between the Company and The Chase Manhattan Bank ("Chase"), as Trustee, will be limited to $500,000,000 aggregate principal amount and will mature on April 5, 2009.

     The Notes will be subject to mandatory redemption from the holders on April 5, 1999 at a price of 100% of the principal amount thereof through either (i) the exercise by the Callholder of the Call Option or, (ii) in the event the Callholder does not exercise the Call Option or does not for any reason pay the Call Price to the Trustee, the automatic exercise by the Trustee of the Put Option for and on behalf of the holders of the Notes. The Trustee will exercise the Put Option without the consent of, or notice to, the holders of the Notes.

     The Notes will bear interest based on the One-Month LIBOR Rate as described below from the date of issuance to, but excluding, the Coupon Reset Date. If the Callholder purchases the Notes pursuant to the Call Option, the interest rate will be reset effective on the Coupon Reset Date, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the Notes will be purchased by the Callholder, in whole but not in part, at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein, and (ii) on and after the Coupon Reset Date, the Notes will bear interest at the rate determined by the Option Calculation Agent in accordance with the procedures set forth below (the "Coupon Reset Process"). See "-- Coupon Reset Process After the Floating Rate Period" below.

     If the Callholder for any reason does not purchase the Notes on the Coupon Reset Date, the Trustee will be required pursuant to the Notes to exercise the Put Option without the consent of, or notice to, the holders of the Notes and, upon such exercise, the Company will be required on April 5, 1999 to repurchase the Notes from the holders thereof at 100% of the principal amount thereof plus accrued and unpaid interest. See "-- Call Option; Put Option" below.

     Notwithstanding any provision of the Indenture to the contrary, the Company will not, prior to the Coupon Reset Date, (i) cause or permit any change to the terms of the Notes (or the Indenture as it relates to the Notes) if such change would, in the reasonable judgment of the Callholder, materially and adversely affect the Callholder's rights under the Call Option (as defined in the Notes) or the value thereof or (ii) make open market or other purchases of the Notes except pursuant to the Put Option without the prior written consent of the Callholder.

     Upon issuance, the Notes will be represented by one or more Global Securities registered in the name of DTC or its nominee. The Notes will be available for purchase in book-entry form only and in denominations of $1,000 and integral multiples thereof.

INTEREST DURING FLOATING RATE PERIOD

     During the Floating Rate Period, interest on the Notes will be payable on the fifth day of each month (each an "Interest Payment Date") commencing on November 5, 1998, except that if any such Interest Payment Date falls on a day that is not a Business Day, such Interest Payment Date will be the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

     During the Floating Rate Period, the rate of interest for each Interest Period is the One-Month LIBOR Rate plus .03%. Such rate of interest shall be determined for each Interest Period on the second London Banking Day (as defined in the ISDA Definitions, which is defined below) preceding the relevant Reset Date (as defined below). The "One-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

          (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

          (ii) the Designated Maturity (as defined in the ISDA Definitions) is one month; and

          (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

     During the Floating Rate Period, interest on the Notes will be paid to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding any Interest Payment Date; provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Notes shall be payable.

     Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity, as the case may be. During the Floating Rate Period, interest is computed by dividing the actual number of days in the Interest Period by 360.

     "Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     "Interest Period" means (i) the period from and including October 5, 1998, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date or at maturity, as the case may be.

     "ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

     "USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

     Pursuant to the Notes, Chase shall be the initial "LIBOR Calculation Agent" with respect to the Notes. During the Floating Rate Period, the LIBOR Calculation Agent will notify the Company and the Trustee of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of the determination made with respect to the most recent Interest Determination Date with respect to such Note. The Trustee will not be responsible for determining the interest rate applicable to any Note.

CALL OPTION; PUT OPTION

     (i) Call Option. Pursuant to the Call Option, the Callholder or its assignee has the right to purchase the Notes in whole but not in part on the Coupon Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the "Call Price"), by giving notice to the Trustee (the "Call Notice") in writing, no later than fifteen calendar days prior to the Coupon Reset Date. Interest accrued to, but excluding the Coupon Reset Date to be paid on such date, will be paid to the holders as of the most recent record date. In the event of exercise of the Call Option, then (i) not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, the Callholder shall deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Coupon Reset Date and (ii) the holders of the Notes shall be required to deliver the Notes to the Callholder against payment therefor on the Coupon Reset Date through the facilities of DTC.

     (ii) Put Option. If the Call Option has not been exercised, or in the event the Callholder is not required or does not deliver the Call Price to the Trustee not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, the Trustee will be required for and on behalf of the holders of the Notes to exercise the option to put the Notes to the Company pursuant to the Put Option under the terms of the Notes (the "Put Option"). Upon exercise of the Put Option, the Company will be required to purchase all of the Notes on April 5, 1999, at a purchase price equal to 100% of the entire principal amount thereof (the "Put Redemption Price"). The Put Option will be deemed to be exercised automatically by the Trustee, on behalf of the holders, if the Callholder does not purchase the Notes pursuant to the Call Option. If the Trustee exercises the Put Option, the Company will deliver the Put Redemption Price to the Trustee, together with the accrued and unpaid interest due on April 5, 1999, by no later than 12:00 noon New York time on the Coupon Reset Date and the holders of Notes will be required to deliver the Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of DTC. No holder of any Notes or any interest therein has the right to consent or object to the Trustee's duty to exercise the Put Option.

     (iii) Termination of the Call Option. The Call Option and the obligation of the Callholder to pay the Call Price is subject to termination upon the occurrence of various events and conditions, including the following: If the Company shall not have caused the Notes to be registered under the Securities Act of 1933, as amended, so as to permit the resale of the Notes on the Coupon Reset Date, unless such registration shall be unnecessary in the opinion of counsel to the Company and counsel to the Callholder, then (y) the Call Option shall automatically terminate and (z) the Trustee will exercise the Put Option on behalf of the holders of the Notes. If the Option Calculation Agent determines that (i) since the date of the Call Notice, a Market Disruption Event (as defined below) has occurred and is continuing or (ii) fewer than three Dealers have provided firms Bids (as described and defined below under "Coupon Reset Process After the Floating Rate Period") in a timely manner pursuant to participation agreements satisfactory to the Callholder substantially as described below (a "Failed Remarketing"), the steps contemplated under "Coupon Reset Process After the Floating Rate Period" below will be taken on the next Business Day on which the Option Calculation Agent determines that no Market Disruption Event or Failed Remarketing has occurred and is continuing. If the Option Calculation Agent determines that a Market Disruption Event or a Failed Remarketing has occurred and is continuing for the number of consecutive Business Days specified by the Company in the Bid Request Notice (as defined below) in the period ending not later than the third Business Day prior to the Coupon Reset Date, then, unless the Company and the Callholder otherwise agree in writing,
(y) the Call Option shall automatically terminate and (z) the Trustee will exercise the Put Option on behalf of the holders of the Notes. "Market Disruption Event" means any of the following: (i) trading generally on the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market shall have been suspended or materially limited, (ii) trading in the Company's securities on the New York Stock Exchange has been suspended or materially limited, (iii) a banking moratorium shall have been declared by Federal or New York authorities or (iv) there shall have occurred an outbreak or material escalation of major hostilities in which the United States is involved, a declaration of war by Congress or other calamity or crisis and, in the case of any such event specified in clauses (i) through (iv) above, the effect of such event, in the Callholder's reasonable judgment, makes it impractical or inadvisable to proceed with the completion of the purchase of the Notes pursuant to the Call Option. If an Event of Default (as defined in the Indenture) shall have occurred and be continuing, then (y) the Callholder may, by written notice to the Company, terminate the Call Option and (z) the Trustee will exercise the Put Option on behalf of the holders of the Notes.

COUPON RESET PROCESS AFTER THE FLOATING RATE PERIOD

     If the Callholder has exercised the Call Option as set forth above under "Call Option; Put Option", the Company and Goldman, Sachs & Co., or its successor and assign (the "Option Calculation Agent") shall complete the following steps, except to the extent they otherwise agree, in order to determine the interest rate to be paid on the Notes from and including such Coupon Reset Date to maturity:

     (a) The Company shall provide the Option Calculation Agent with a notice (the "Bid Request Notice"), no later than eight Business Days prior to the Coupon Reset Date, containing (i) the names and addresses of five dealers (the "Dealers" and, individually, a "Dealer") from which it desires the Option Calculation Agent to obtain the Bids (as defined below) for the purchase of the Notes (the "Dealer List"); so long as Goldman, Sachs & Co. is the Callholder, Goldman, Sachs & Co. shall be one of the Dealers if it so requests, (ii) the date on which the Company desires the Option Calculation Agent to request Bids (as defined below) from the Dealers (the "Bid Request Date"), which date shall be no earlier than seven Business Days prior to the Coupon Reset Date, (iii) the date on which the Company desires the Dealers to submit Bids (the "Bid Date"), which date shall be no later than three Business Days prior to the Coupon Reset Date and (iv) the number of Business Days to be used by the Option Calculation Agent in determining whether a Market Disruption Event or a Failed Remarketing has occurred and is continuing for purposes of completing the purchase of the Notes pursuant to the Call Option as described in "Call Option; Put Option -- Termination of the Call Option" above.

     (b) On the Bid Request Date, the Option Calculation Agent shall provide to each Dealer on the Dealer List (i) a copy of the Prospectus dated September 18, 1998 and a copy of the Prospectus Supplement dated September 28, 1998 relating to the offering of the Notes, (ii) a copy of the form of Notes and (iii) a written request that each such Dealer submit a Bid to the Option Calculation Agent by 12:00 noon, New York time (the "Bid Deadline"), on the Bid Date. "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase of all the Notes, settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes ("Yield to Maturity"). Each Dealer shall be provided with (i) the name of the Company, (ii) an estimate of the Purchase Price (as defined below) (which shall be stated as a US Dollar amount and be calculated by the Option Calculation Agent in accordance with clause (c) below), (iii) the principal amount and maturity of the Notes and (iv) the method by which interest will be calculated on the Notes. If the Callholder so requests, each Dealer must include with its Bid a written commitment (satisfactory to the Callholder) that, if such Dealer's Bid is the Selected Bid (as defined below), it will purchase the Notes from the Callholder on the Coupon Reset Date at the Purchase Price.

     (c) The purchase price to be paid by any Dealer for the Notes (the "Purchase Price") shall be equal to (i) the principal amount of the Notes plus
(ii) a premium (the "Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the Coupon Reset Date of a bond with a maturity of April 5, 2009 which has an interest rate of 4.602%, semi-annual interest payments on each April 5 and October 5, commencing April 5, 1999, and a principal amount of $500,000,000, and assuming a discount rate equal to the Treasury Rate (as defined below), over (B) $500,000,000. "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run ten-year United States Treasury Security (the "Ten-Year Yield") per Telerate Page 500 (or such other page as may replace Telerate Page 500 on that service for the purpose of displaying the Ten-Year Yield) at 11:00 a.m., New York time on the Bid Date (or such other date or time that may be agreed upon by the Company and the Option Calculation Agent) or, if such rate does not appear on Telerate Page 500 (or such other page as may replace Telerate Page 500 on that service for the purpose of displaying the Ten-Year Yield) at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m. on the Bid Date.

     (d) Following receipt of the Bids, the Option Calculation Agent shall provide written notice to the Company, setting forth (i) the names of each of the Dealers from whom the Option Calculation Agent received Bids by the Bid Deadline, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to the immediately preceding paragraph (c). Except as provided below, the Option Calculation Agent shall thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid") and establish the Coupon Reset Margin (the "Coupon Reset Margin") equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid; provided, however, that if the Option Calculation Agent has not received a Bid from any Dealer by the Bid Deadline, the Selected Bid shall be the lowest of all Bids received by such time; and provided, further that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids, or if the Company fails to do so, the Option Calculation Agent shall make such selection (and such selected Bid shall be the Selected
Bid).


     (e) Immediately after calculating the Coupon Reset Margin, the Option Calculation Agent shall provide written notice to the Company and the Trustee, setting forth such Coupon Reset Margin and the Selected Bid. The new interest rate on the Notes shall be equal to the Coupon Reset Margin plus the Selected Bid, and the Company shall confirm such new interest rate on the Notes, effective from and including the Coupon Reset Date, by delivery to the Trustee on or before the Coupon Reset Date of an officer's certificate. Effective from and including the Coupon Reset Date, the Interest Payment Dates on the Notes shall be April 5 and October 5 of each year, commencing April 5, 1999, and at maturity. Effective from and including the Coupon Reset Date, interest on the Notes will be paid to the person in whose names the Notes are registered at the close of business on the date 15 days next preceding any Interest Payment Date (whether or not a Business Day); provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Notes shall be payable. Effective from and including the Coupon Reset Date, interest will be computed on the basis of a 360-day year of twelve 30-day months.


     (f) The Callholder shall sell the Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

     The Notes provide that the Option Calculation Agent may resign at any time as Option Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Option Calculation Agent.

     The Option Calculation Agent, in its individual capacity, may buy, sell, hold and deal in Notes and may exercise any vote or join in any action which any holder of Notes may be entitled to exercise or take as if it were not the Option Calculation Agent. The Option Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Option Calculation Agent.

CONCERNING THE TRUSTEE

     Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company and its affiliates in the normal course of business.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain United States Federal income tax consequences and considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of Notes who purchases the Notes on the date of issuance. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with all Federal tax consequences or considerations applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary is limited to investors who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     Investors are urged to consult their own tax advisors to determine the Federal, state, local, foreign, and other tax consequences relating to the purchase, ownership and disposition of the Notes. Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the Federal income tax consequences and considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

TREATMENT OF NOTES

     Although there are no precedents directly applicable to instruments such as the Notes, under Treasury regulations Section 1.1275-5, the Notes should be treated as variable rate debt instruments that mature on the Coupon Reset Date. Accordingly, the interest payments received should be considered qualified stated interest and each holder should include in income the interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other disposition. A holder's adjusted tax basis in Notes generally will equal the holder's purchase price for such Notes. Pursuant to recently enacted legislation, in the case of a holder who is an individual, any capital gain recognized on the disposition of the Notes will generally be subject to U.S. Federal income tax at a rate of 20%, if the holder's holding period in the Notes was more than one year at the time of such sale, exchange, redemption, or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

     It is possible that the Service could contend that the Notes mature on the final maturity date rather than the Coupon Reset Date. Because of the Coupon Reset Process, if the Notes were treated as maturing on the final maturity date, holders would be subject to certain Treasury Regulations dealing with contingent debt obligations (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the final maturity date, with terms and conditions otherwise similar to those of the Notes). In addition, if the Contingent Debt Regulations applied, any gain recognized on the sale of Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

FOREIGN HOLDERS OF NOTES

     Interest paid to a holder that is not a United States person (a "Foreign Holder") generally will not be subject to the 30% withholding tax generally imposed with respect to U.S. source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relationships to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a "United States person" and is the beneficial owner of the Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States Federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to substantial decisions.

     A Foreign Holder generally will not be subject to United States Federal income tax with respect to any gain recognized upon the disposition of Notes unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (ii) in the case of an individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

BACKUP WITHHOLDING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. holder must be reported to the IRS, unless the U.S. holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those Foreign Holders who are not exempt recipients.

     In addition, upon the sale of Notes to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a Foreign Holder, certifies that such seller is a Foreign Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its Foreign Holder status (and certain other conditions are met). Certification of the registered owner's Foreign Holder status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

FINAL WITHHOLDING REGULATIONS

     The Treasury Department recently issued final Treasury regulations (the "Final Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The Final Regulations attempt to unify certification requirements and modify reliance standards. The Final Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the Final Regulations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase, all of the Notes offered hereby. Under the terms and conditions of the Underwriting Agreement, Goldman, Sachs & Co. is committed to take and pay for all of the Notes, if any are taken.

     Goldman, Sachs & Co. proposes to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.10% of the principal amount of the Notes. Goldman, Sachs & Co. may allow, and such dealers may reallow, a concession not to exceed 0.05% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman, Sachs & Co.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

     In consideration of the Call Option it will receive with respect to the Notes as described herein, Goldman, Sachs & Co. will purchase the Notes from the Company at a price equal to 101.55% of the principal amount, rather than at a discount to the initial public offering price.

     In connection with the offering, Goldman, Sachs & Co. may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by Goldman, Sachs & Co. in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by Goldman, Sachs & Co. involve the sale by Goldman, Sachs & Co. of a greater number of Notes than it is required to purchase from the Company in the offering. Goldman, Sachs & Co. also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by Goldman, Sachs & Co. if such Notes are repurchased by Goldman, Sachs & Co. in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The settlement date for the purchase of the Notes will be October 5, 1998, as agreed upon by the Company and Goldman, Sachs & Co. pursuant to Rule 15c6-1 under the Exchange Act.

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  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION
OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THE PROSPECTUS SUPPLEMENT OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
Summary Financial Information........   S-2
Description of the Notes.............   S-4
Federal Income Tax Consequences......   S-9
Underwriting.........................  S-11
                PROSPECTUS
Available Information................     3
Documents Incorporated by Reference..     4
The Company..........................     5
The Associates Trusts................     6
Application of Proceeds..............     7
Description of the Debt Securities...     7
Description of the Warrants to
  Purchase Debt Securities...........    15
Description of the Preferred Stock...    16
Description of Depositary Shares.....    18
Description of the Common Stock......    21
Certain Matters that May Have an
  Anti-Takeover Effect...............    23
Description of the Warrants to
  Purchase Class A Common Stock or
  Preferred Stock....................    27
Description of Preferred
  Securities.........................    28
Description of Guarantees............    38
Relationship Among the Preferred
  Securities, the Corresponding
  Junior Subordinated Debt Securities
  and the Guarantees.................    41
Description of Stock Purchase
  Contracts and Stock Purchase
  Units..............................    43
Book-Entry Issuance..................    43
Plan of Distribution.................    45
Validity of Securities...............    46
Experts..............................    46

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                                  $500,000,000

                    [ASSOCIATES CORP. OF NORTH AMERICA LOGO]

                       PUTTABLE RESET SECURITIES PURS(SM)
                               DUE APRIL 5, 2009

                               ------------------

                             PROSPECTUS SUPPLEMENT
                               ------------------
                              GOLDMAN, SACHS & CO.
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